UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MOATABLE, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
759892300
(CUSIP Number of Class of Securities)
Scott Stone
Chief Financial Officer
45 W. Buchanan Street
Phoenix, AZ 85003
(623) 473-5749
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
John-Paul Motley, Esq.
Will Cai, Esq.
Cooley LLP
355 South Grand Avenue, Suite 900
Los Angeles, CA 90071
+1 (213) 561-3204
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands (“Moatable” or the “Company”), on September 3, 2025 (the “Schedule TO”) in connection with the Company’s offer to purchase up to 225,000,000 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”) (including Class A Ordinary Shares represented by American Depositary Shares (the “ADSs”) of the Company, each representing 45 Class A Ordinary Shares), at a price of $3.00/45 per Class A Ordinary Share (or $3.00 per ADS), net to the seller in cash, less any applicable withholding taxes, without interest, and with respect to ADSs, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS depositary (the “ADS Depositary”), upon the terms and subject to the conditions described in the Offer to Purchase, dated September 3, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal for Class A Ordinary Shares represented by ADSs (as may be amended or supplemented, the “ADS Letter of Transmittal”) and Instruction Form for Class A Ordinary Shares not represented by ADSs (as may be amended or supplemented, the “Class A Instruction Form” and together with the ADS Letter of Transmittal, the “Letters of Transmittal”) and other related materials as may be amended or supplemented from time to time, including by the Supplemental Notice, dated September 12, 2025 (collectively, with the Offer to Purchase and the Letters of Transmittal, the “Offer”).
Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase, dated September 3, 2025, and the related Letters of Transmittal, as each may be amended or supplemented from time to time.
Items 1 through 11.
Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
On September 12, 2025, the Company issued a supplemental notice (the “Supplemental Notice”) to holders of its Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs). The Supplemental Notice revised the Offer as follows:
•
The Offer was amended to constitute an offer to purchase up to 225,000,000 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at a price of $3.00/45 per Class A Ordinary Share (or $3.00 per ADS), net to the seller in cash, less any applicable withholding taxes, and, in the case of ADSs, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS Depositary, and without interest. It was noted that holders of Class A Ordinary Shares not represented by ADSs may tender such shares and additional instructions for tendering Class A Ordinary Shares not represented by ADSs were provided;

•
The odd lot priority was revised to apply to holders of less than 100 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), rather than holders of less than 100 ADSs;

•
The Company removed the requirements for holders to obtain the Company’s consent to deposit Class A Ordinary Shares in exchange for ADSs or pay for any issuance fees payable to the ADS Depositary, in each case for the issuance of ADSs in exchange for Class A Ordinary Shares;

•
The Financing Condition (as defined in the Offer to Purchase) was eliminated as a condition to the Offer and a summary of the material terms of the Company’s new credit facility was provided;

•
The number of Class A Ordinary Shares outstanding and related disclosures were updated; and

•
The Company disclosed the factors it will consider when determining whether to voluntarily suspend its reporting obligations with the Securities and Exchange Commission (the “SEC”).

The Supplemental Notice is filed as Exhibit (a)(1)(I) to this Amendment No. 1 and is incorporated herein by reference.

Item 2.   Subject Company Information
(b)   Securities.   The subject securities are Class A Ordinary Shares (including Class A Ordinary Shares underlying ADSs of the Company, each representing 45 Class A Ordinary Shares). As of August 27, 2025, there were 653,415,163 Class A Ordinary Shares outstanding (including 14,279,371 ADSs, representing 642,571,713 Class A Ordinary Shares).
Item 12.   Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(1)(B)**	Letter of Transmittal for Class A Ordinary Shares Represented by ADSs.
(a)(1)(E)**	Form of Notice of Withdrawal for Class A Ordinary Shares Represented by ADSs.
(a)(1)(G)**	Instruction Form for Class A Ordinary Shares Not Represented by ADSs.
(a)(1)(H)**	Form of Notice of Withdrawal for Class A Ordinary Shares Not Represented by ADSs.
(a)(1)(I)**	Supplemental Notice, dated September 12, 2025.
(b)(1)	Loan Agreement, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Lofty, Inc. and Trucker Path, Inc., as borrowers, and PNC Bank, National Association, as the lender party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(b)(2)	Line of Credit Note, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Lofty, Inc. and Trucker Path, Inc., as borrowers, and PNC Bank, National Association, as the lender party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(b)(3)	Pledge Agreement, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Trucker Path, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).

**
Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 12, 2025	MOATABLE, INC.

By:
/s/ Joseph Chen

Name:
Joseph Chen

Title:
Chairman and Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 3, 2025.
(a)(1)(B)**	Letter of Transmittal for Class A Ordinary Shares Represented by ADSs.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)**	Form of Notice of Withdrawal for Class A Ordinary Shares Represented by ADSs.
(a)(1)(F)*	Form of Summary Advertisement, published September 3, 2025.
(a)(1)(G)**	Instruction Form for Class A Ordinary Shares Not Represented by ADSs.
(a)(1)(H)**	Form of Notice of Withdrawal for Class A Ordinary Shares Not Represented by ADSs.
(a)(1)(I)**	Supplemental Notice, dated September 12, 2025
(a)(5)(A)*	Press release announcing the commencement of the Offer, dated September 3, 2025.
(b)(1)	Loan Agreement, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Lofty, Inc. and Trucker Path, Inc., as borrowers, and PNC Bank, National Association, as the lender party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(b)(2)	Line of Credit Note, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Lofty, Inc. and Trucker Path, Inc., as borrowers, and PNC Bank, National Association, as the lender party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(b)(3)	Pledge Agreement, dated as of September 11, 2025, by and among Moatable US Holdco, Inc., Trucker Path, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
(d)(1)	Deposit Agreement (incorporated by reference to Exhibit 4.3 from the registration statement on Form S-8 (File No. 333-177366) filed publicly with the Securities and Exchange Commission October 18, 2011).
(d)(2)	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from the Quarterly Report on Form 10-Q (File No. 001-35147) filed publicly with the Securities and Exchange Commission on August 14, 2023).
(d)(3)	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(4)	Specimen Class A Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.2 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(5)	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(6)	Moatable, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(7)	Moatable, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

Exhibit No.	Description
(d)(8)	Moatable, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(9)	Moatable, Inc. 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form S-8 (File No. 333-209734) filed publicly with the Securities and Exchange Commission on February 26, 2016).
(d)(10)	Moatable, Inc. 2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form S-8 (File No. 333-209734) filed publicly with the Securities and Exchange Commission on February 25, 2016).
(d)(11)	Moatable, Inc. 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form S-8 (File No. 333-227886) filed publicly with the Securities and Exchange Commission on October 19, 2018).
(d)(12)	Moatable, Inc. 2021 Share Incentive Plan (incorporated by reference to Exhibit 99.2 from the report on Form 6-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on November 4, 2021).
(d)(13)	Moatable, Inc. Form of Share Option Award Agreement (incorporated by reference to Exhibit 10.8 from the Registration Statement on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023)
(d)(14)	Moatable, Inc. Form of Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.9 from the Registration Statement on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023).
(d)(15)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(16)	Employment Agreement between Moatable, Inc. and Joseph Chen, dated December 31, 2022 (incorporated by reference to Exhibit 10.19 from the Annual Report on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023).
(d)(17)	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(18)	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 11, 2011).
(d)(19)	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 11, 2011).
(d)(20)	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(21)	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

Exhibit No.	Description
(d)(22)	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(23)	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(24)	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).
(d)(25)	Moatable, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 from the Annual Report on Form 10-K (File No. 001-35147) filed publicly with the v on April 15, 2025).
(g)	None
(h)	None
107*	Filing Fee Table.

*
Previously filed.

**
Filed herewith.